Exhibit 99.1

MERUS LABS INTERNATIONAL INC.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Item 1. Identity of Company

1.1	Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this business acquisition report:

Executive Officer:	Andrew Patient, Chief Financial Officer
Telephone:	416-593-3725

Item 2. Details of Acquisition

2.1	Nature of Business Acquired

UCB Purchase Agreement and Acquisition of the UCB Products

On February 4, 2016, the Company completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (together, the “UCB Products”) in Europe and select other markets (the “UCB Product Acquisition”). The UCB Products were purchased pursuant to a purchase agreement entered into among the Company, one of its indirectly wholly owned subsidiaries and UCB on February 1, 2016 (the “UCB Purchase Agreement”).

The UCB Products acquired include the UCB Products in a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The UCB Products include exclusive rights to manufacture, market and sell the UCB Products in twenty European countries, Mexico, Turkey and South Korea (the “Territories”). The European countries in the Territory include France, Germany, Italy, Spain and the United Kingdom. Approximately 80% of revenues from the UCB Products are derived from countries where the Company’s existing products are currently sold.

The rights acquired in connection with the UCB Products include exclusive know-how, business contracts, purchase orders, marketing authorizations, intellectual property and existing inventory relating to the UCB Products. UCB has agreed to transfer to the Company the benefit of each marketing authorization which it holds in relation to the UCB Products, subject to the terms and conditions of a transitional services agreement (the “TSA”) and as more particularly provided in the UCB Purchase Agreement.

Under the TSA:

•	the Company’s subsidiary will apply for the approval of the transfers of the marketing authorizations for the UCB Products in the relevant Territories, and UCB will provide regulatory transitional services, subject to reimbursement of its costs and expenses, pending the approval and completion of the transfers of the marketing authorizations under an agreed upon regulatory transition plan;

•	pending the transfers of the marketing authorizations in the relevant jurisdictions, the Company’s subsidiary will deliver existing stock purchased from UCB in order to enable UCB to complete sales under the TSA, and will order any additional required inventory from UCB’s designated supplier;

•	pending the transfers of the marketing authorizations, UCB will sell the UCB Products in the relevant Territories for the account of the Company’s subsidiary and UCB will pay to the Company’s subsidiary the profit derived from sales of the products in the relevant Territories based upon an agreed form of profit calculation; and

•	following completion of the marketing authorizations in a jurisdiction, the Company’s subsidiary will sell UCB Products directly without involvement from UCB.

Amended and Restated Credit Agreement

In connection with the completion of the UCB Product Acquisition, the Company, together with its indirectly wholly owned subsidiary, also entered into an amended and restated credit agreement dated February 1, 2016 (the “Amended and Restated Credit Agreement”) between the Company, as borrower, the Bank of Montreal, as co-lead arranger, sole bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger and syndication agent, and certain credit parties and lenders thereto (the “Lenders”). The Amended and Restated Credit Agreement amends and restates the credit agreement dated September 8, 2014 entered into between the Company, as borrower, the Bank of Montreal, as agent, and certain credit parties and lenders thereto (the “Original Credit Agreement”).

The material terms of the Amended and Restated Credit Agreement are summarized as follows:

•	Pursuant to the terms of the Amended and Restated Credit Agreement, the Lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.

•	The applicable interest rates of loans advanced under the credit facilities are determined by reference of the ratio of the Company’s senior funded debt to its EBIDTA, as determined in accordance with the terms of the Amended and Restated Credit Agreement.

•	Advances under the senior secured term facilities are repayable over a five year term, with equal quarterly repayments of the principal advanced.

•	All of the Company’s obligations under the Amended and Restated Credit Agreement are guaranteed by all material subsidiaries of the Company and are secured by the assets of the Company and the assets of and equity interests in its material subsidiaries.

The Company has converted the outstanding debt owing under the original credit agreement entered into in September 2014 in connection with its acquisition of Sintrom® into a Euro-denominated five year term debt facility under the Amended and Restated Credit Agreement.

Additional Information

Further information about the UCB Product Acquisition can be found in the UCB Purchase Agreement and in the Amended and Restated Credit Agreement, copies of which have been filed under the Company’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The Company completed the UCB Product Acquisition on February 4, 2016.

2.3	Consideration

The UCB Product Acquisition was structured as an all cash transaction pursuant to which the Company’s wholly owned subsidiary paid a purchase price of €92 million on closing for the UCB Products. In addition, existing UCB Product inventory has been purchased subsequent to the closing date. The aggregate purchase price paid, including inventory, was €96.6 million. Merus funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated five year term debt facility (matching where the majority of the product revenue will occur) at a rate of 4.5%, decreasing as the Company de-leverages in accordance with the terms of the Amended and Restated Credit Facility.

2.4	Effect on Financial Position

Upon the completion of the Arrangement, the Company added the UCB Products to its portfolio of pharmaceutical products. The Company plans to continue sales of the UCB Products in the Territories, initially under the TSA, and then using its own distribution network following the transition period under the TSA.

Except as disclosed in this Business Acquisition Report, the Company does not have any current plans or proposals for material changes in its business affairs or the affairs of the UCB Products which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

Not applicable.

2.6	Parties to the Transaction

The UCB Product Acquisition was not with an informed person, associate or affiliate of Merus as defined in Section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations.

2.7	Date of Report

May 3, 2016.

Item 3. Financial Statements

The following financial statements are attached to this Business Acquisition Report:

Schedule	Financial Statements

A

Carve out financial statements for the Nitrates Business of UCB SA comprised of:

•      Independent Auditors’ Report

•      Carve-out Balance Sheets as at December 31, 2015 (audited) and December 31, 2014 (unaudited)

•      Carve-out Statements of Comprehensive Income for the years ended December 31, 2015 (audited) and December 31, 2014 (unaudited)

•      Carve-out Statements of Changes in Net Investment for the years ended December 31, 2015 (audited) and December 31, 2014 (unaudited)

•      Carve-out Statements of Cash Flows for the years ended December 31, 2015 (audited) and  December 31, 2014 (unaudited)

•      Notes to Carve-out Financial Statements

B

Unaudited Pro Forma Consolidated Financial Statements for the year ended September 30, 2015 and the three months ended December 31, 2015 including:

•      Unaudited Pro Forma Consolidated Statement of Financial Position as at December 31, 2015

•      Unaudited Pro Forma Consolidated Statement of Operations the the three months ended  December 31, 2015

•      Unaudited Pro Forma Condensed Consolidated Statement of Operations the year ended  September 30, 2015

•      Notes to Pro Forma Consolidated Financial Statements

SCHEDULE A

Carve-out Financial Statements for the UCB Products for the years ended December 31, 2015 (audited) and 2014 (unaudited)

Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

Carve Out Financial Statements

(in '000 euro)

For the years ended December 31, 2015 and 2014

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Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	
FINANCIAL STATEMENTS:	
Carve out Balance Sheets	4
Carve out Statements of Comprehensive Income	5
Carve out Statements of Changes in Net Investment	6
Carve out Statements of Cash Flows	7
Notes to Carve out Financial Statements	8

2

INDEPENDENT AUDITOR'S REPORT

To the Directors of Merus Labs International Inc.

3

To the Directors of Merus Labs International Inc

Independent auditor's report

We have audited the accompanying carve-out financial statements of the Nitrates Business of UCB SA as described in note 1 to the carve-out financial statements, which comprise the carve-out balance sheets as at 31 December 2015 and the carve-out statements of comprehensive income, changes in net investment and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these carve-out financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these carve-out financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Nitrates Business as at 31 December 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

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Emphasis of matter

Without modifying our opinion, we draw attention the fact that, as described in note 1 to the carve-out financial statements, the Nitrates Business has not operated as a separate entity. These carve-out financial statements are, therefore, not necessarily indicative of results that would have occurred if the Nitrates Business had been a separate stand-alone entity during the year presented or of future results of the Nitrates Business.

Other matter

The corresponding figures for the year ended 31 December 2014 included in the carve-out financial statements have not been audited.

Brussels, 29 April 2016

PwC Bedrijfsrevisoren/Reviseurs d'Entreprises
Represented by

Romain Seffer*
Registered Auditor

*Romain Seffer SC SPRL
Board Member, represented by its permanent representative,
Romain Seffer

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Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

(in '000 euro)

Carve-out Balance Sheets

		Unaudited
	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Accounts receivable, net	5,646	5,090
Inventories, net	2,164	3,367
Total current assets:	7,810	8,457
Non-current assets:		
Intangible assets, net	67,253	74,777
Total assets:	75,063	83,234
Liabilities and Net investment		
Current liabilities:		
Accounts payable	1,527	1,826
Accrued expenses	1,013	984
Income taxes payable	4,386	4,263
Total current liabilities:	6,926	7,073
Non-current liabilities:		
Deferred tax liabilities	16,880	18,769
Total liabilities	23,806	25,842
Total net investment	51,257	57,392
Total liabilities and net investment:	75,063	83,234

See accompanying notes to carve-out financial statements.

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Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

(in '000 euro)

Carve-out Statements of Comprehensive Income

	Unaudited	
	Years ended December 31,	
	2015	2014
Net sales	35,108	37,476
Royalty income	168	48
Revenue:	35,276	37,524
Cost of goods sold	- 12,383	- 14,810
Amortization of intangibles	- 7,524	- 7,524
Cost of sales:	- 19,907	- 22,334
Gross profit:	15,369	15,190
Operating expenses:		
Marketing and selling expenses	- 2,669	- 2,224
Research and development expenses	- 93	- 109
General and administrative expenses	- 1,755	- 2,623
Total operating expenses:	- 4,517	- 4,956
Income before income taxes	10,852	10,234
Income taxes (note 7)	- 2,497	- 2,374
Net and comprehensive income	8,355	7,860

See accompanying notes to carve-out financial statements.

5

Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

(in '000 euro)

Carve-out Statements of Changes in Net Investment

	December 31, 2015	Unaudited December 31, 2014
Net investment - beginning of period	57,392	63,194
Net and comprehensive income	8,355	7,860
Net distributions to UCB SA	- 14,490	- 13,662
Net investment - end of period	51,257	57,392

See accompanying notes to carve-out financial statements.

6

Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

(in '000 euro)

Carve-out Statements of Cash Flows

	Unaudited	
	Years Ended December 31,	
	2015	2014
Cash flows from operating activities:		
Net and comprehensive income	8,355	7,860
Net income to net cash from operating activities:		
Amortisation	7,524	7,524
Deferred income taxes	- 1,889	- 1,889
Changes in operating assets and liabilities		
Accounts receivable	- 556	632
Inventories, net	1,203	148
Accounts payable	- 299	29
Accrued expenses	29	105
Income taxes payable	123	- 747
Net cash provided by operating activities	14,490	13,662
Cash flows used in financing activities:		
Distributions to owners	- 14,490	- 13,662
Net cash used in financing activities	- 14,490	- 13,662
Net change in cash during the period	-	-

Income taxes are considered as being paid in the year after their recognition in profit or loss.

See accompanying notes to carve-out financial statements.

7

Elantan®, Isoket® and Deponit® product line in Europe, Mexico, Turkey and South Korea of UCB SA

(in '000 euro)

Notes to Carve-out Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Operations: UCB SA (the "Company") is a global biopharmaceutical company based in Belgium focused on severe diseases in two therapeutic areas namely neurology and immunology.

On February 4, 2016, a subsidiary of Merus Labs International Inc. (the "Acquiring Company") purchased all rights to Elantan®, Isoket® and Deponit® in Europe, Mexico, Turkey and South Korea (the "Nitrates Business") for a total consideration of € 92 million, to be increased by the value of the existing inventory at the moment of transfer of the market authorisations.

Basis of Presentation: The accompanying carve-out financial statements have been prepared on a carve-out basis from the Company's consolidated accounting records to represent the assets, liabilities and operating activities of the Nitrates Business, purchased by the Acquiring Company, on a stand-alone basis as of and for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").
These carve-out financial statements have been prepared based on the historical cost basis and are presented in '000 euro. The accounting policies have been consistently applied to all the periods presented. The functional currency is also the euro as this is the principal currency of the economic environment in which the Company operates.

These carve-out financial statements are not necessarily indicative of the financial position, results of operations or cash flows that would have been attained if the Nitrates Business were owned by a separate legal entity as of and during the periods presented and are therefore not necessarily indicative of future financial position, results of operations and cash flows. The accompanying carve-out financial statements reflect assets, liabilities, revenues and expenses directly attributable to the Nitrates Business as well as allocations deemed reasonable by management to present the carve-out financial statements on a carve-out basis. The carve-out financial statements have been derived from the consolidated financial statements of UCB SA. The Company has applied the following methodologies for allocation and presentation of assets, liabilities, revenues and expenses:

Carve out Balance Sheets:

- Inventories and intangible assets have been included in the carve-out financial statements based on the Company's existing consolidated accounting records specific to these assets.

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- Accounts receivables were allocated to the carve-out financial statements based on a blended methodology, based first on the Company's consolidated accounting records specific to the carve-out receivables and if not specifically identifiable, these were allocated based on the net sales ratio of the Nitrates Business relative to the total net sales of the region realized by the Company and its subsidiaries, as applicable unless this calculated ratio would not fairly represent the estimated situation at year-end in which case the ratio is estimated based on experience of local finance teams.

- Accounts payable: The major supplier relating to this carve-out business is a third party manufacturer of these nitrates. The payment term for this supplier is 45 days. As this has been considered as representative for all payables relating to inventory purchases, the balances shown in the carve out balance sheets represent the ratio of 45 days over 365 days multiplied by the cost of goods sold for the respective year. Marketing and selling expenses mainly relate to commissions, for which an accrual was set up at year-end (see below for more details). All other operating expenses were assumed as being minor.

- Deferred income taxes are determined by actual computation in accordance with applicable accounting standards on accounting for income taxes as applied to the carve out assets and liabilities.

- Accrued expenses concern accrued commissions and have been determined based on existing contracts that are specific to the Nitrates Business.

Carve out Statements of Comprehensive Income:

- Gross sales, sales deductions, royalty income, cost of sales and operating expenses are based on the Company's existing consolidated accounting records specific to the sales and expenses of the Nitrates Business.

- Marketing and selling expenses and Research and development expenses (medical affairs) are allocated based on proportionate net sales. Marketing and selling expenses mainly relate to commissions paid in South Korea.

- General and administrative expenses are allocated based on a fixed percentage of 5% of net sales for 2015 and 7% of net sales for 2014 and 2013 which agrees to UCB's total administrative expenses on total net sales for accounting years 2015, 2014 and 2013. These expenses are mainly relating to personnel expenses.

- The income tax expenses consist of current and deferred taxes and are determined by actual computation in accordance with applicable accounting standards on accounting for income taxes. Total current tax has been determined by applying the nominal tax percentage for each selling legal entity to the net operating profit resulting from the sales of nitrates in Europe, Turkey, Mexico and South Korea by this legal entity.

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Carve out Statements of Cash Flows:

- The cash and related treasury functions of the Nitrates Business are managed centrally by the Company. The net result of all cash transactions is assumed to be distributed to UCB SA or contributed by UCB SA and is presented under the caption "Net distributions to owner".

Use of estimates: The preparation of carve-out financial statements in conformity with IFRS requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses during the periods reported. Significant items subject to such estimates and assumptions include the valuation of allowances for customer returns and rebates and allowances for inventories and receivables. Actual results could differ from those estimates.

New IFRS standards and amendments to IFRS standards not yet adopted: Certain new standards and amendments to existing standards have been issued by the IASB but are not effective for the financial year beginning on 1 January 2015 and have not been early adopted in these carve-out financial statements.

IFRS 15 Revenue from Contracts with Customers (effective from 1 January 2018) provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity is expected to be entitled in exchange for those goods and services. Specifically, the standard introduces a 5-step approach to revenue recognition:

1. Identify the contract(s) with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligations in the contract;
5. Recognize revenue when (or as) the entity satisfies a performance obligation i.e. when "control" of the goods or services underlying the particular performance obligation is transferred to the customer.

The Company is performing a detailed review of the impact of this standard. At present, it is not practicable to provide a reasonable estimate of its effect.

There are no other standards or amendments to standards that are not yet effective and that would be expected to have a material impact on the Nitrates Business in the current or future reporting periods and on foreseeable future transactions.

Revenue recognition:

Revenue is recognized when it is probable that future economic benefits associated with the transaction will flow to the entity and that these benefits can be measured reliably. The amount of revenue is not considered to be reliably measured until all contingencies relating to the sale have been resolved.

Revenue represents the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the activities of the Company and its subsidiaries. Revenue is shown net of value added tax, returns, rebates, trade discounts, and cash discounts.

10

Net sales:

Revenue from the sale of goods is recognized when:

- the significant risks and rewards of the ownership of goods are transferred to the buyer;
- the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Estimates of expected sales returns, charge-backs granted to government agencies, wholesalers, managed care and other customers are deducted from revenue at the time the related revenue is recorded or when the incentives are offered.

Such estimates are calculated on the basis of historical experience and the specific terms in the individual agreements.

Royalty income:

Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Cost of sales:

Cost of sales includes primarily the purchase costs from a third party manufacturer and the amortization of the intangible assets.

Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or the CGU, using the same methods as those used in the initial measurement of the asset or the CGU on the basis of the medium-term plans of each business activity. Estimated cash flows are discounted using an appropriate rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU.

An impairment loss is recognized directly in the income statement. Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. The reversal of the impairment is recognized in the income statement. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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Income taxes:

The tax expense for the period comprises current and deferred income taxes. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable profit.

Deferred income tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. The Group only considers substantively enacted tax laws when estimating the amount of deferred taxes to be recognized. Deferred tax assets and liabilities are not discounted.

Intangible assets:

Intangible assets are shown at historical cost.

Intangible assets are amortized over their useful lives on a straight-line basis as from the moment they are available for use (i.e. when regulatory approval has been obtained). Estimated useful life is based on the lower of the contract life or the economic useful life (generally between 5 to 20 years). Intangible assets are considered to have a finite economic useful life; therefore no intangible assets with an indefinite life have been identified.

Inventories:

Finished goods are valued at the lower of cost and net realisable value.

Cost is determined using the weighted average cost method. The cost of finished goods comprises its purchase cost and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value represents the estimated selling price and costs to be incurred in marketing, selling and distribution.

Trade receivables:

Trade receivables are recognized initially at fair value, and are subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

Trade payables:

Trade payables are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

Foreign exchange risk:

The Nitrates Business is exposed to movements in foreign currencies affecting its net income and

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financial position, as expressed in euro.

The following exchange rates were used in preparing these carve-out financial statements:

			Unaudited	
	2015		2014	
	Closing rate	Average rate	Closing rate	Average rate
CHF	1.086	1.067	1.203	1.214
CZK	27.026	27.281	27.728	27.535
GBP	0.737	0.726	0.777	0.806
KRW	1,276.922	1,255.042	1,321.631	1,396.964
NOK	9.619	8.942	9.059	8.355
PLN	4.266	4.184	4.283	4.185
SEK	9.188	9.357	9.439	9.096

Net sales are realized in the following currencies:

	Unaudited	
	Years ended December 31,	
	2015	2014
CHF	925	1,031
CZK	442	507
EUR	21,979	23,746
GBP	2,802	3,143
KRW	5,815	5,116
NOK	345	478
PLN	2,595	3,162
SEK	206	293
Total net sales	35,108	37,476

The commissions paid are mainly expressed in KRW.

2. Accounts receivable:

		Unaudited
	December 31, 2015	December 31, 2014
Trade receivables gross	5,767	5,211
Provision for impairment	- 121	- 121
Trade receivables net	5,646	5,090

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As per 31 December 2015 and 2014, a provision for impairment has been recognized on these trade receivables for an amount of k€ 121. The Company believes, based on historical default rates, that no other provision is necessary.

The carrying amount of trade receivables approximates their fair values given the short-term maturity of these amounts.

3. Inventories:

	December 31, 2015	Unaudited December 31, 2014
Finished goods	2,221	3,448
Inventory reserve	- 57	- 81
Inventories, net	2,164	3,367

The cost of inventories recorded as expense corresponds to the Cost of Goods Sold as stated in the Statement of Comprehensive Income.
There are no inventories pledged for security. The inventory reserve amounted to k€ 57 as per end of 2015 (k€ 81 as per end of 2014).

4. Intangible assets:

	December 31, 2015	Unaudited December 31, 2014
Cost	135,959	135,959
Accumulated amortization	- 68,706	- 61,182
Intangible assets, net	67,253	74,777

The intangible asset is comprised of IP rights on Elantan®, Isoket® and Deponit® in Europe, Mexico, Turkey and South Korea. These rights were acquired by UCB from Schwarz Pharma AG in 2006. These rights are depreciated over the remaining life of the IP rights.

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5. Accounts payable:

	December 31, 2015	Unaudited December 31, 2014
Accounts payable	1,527	1,826
Accounts payable	1,527	1,826

The accounts payable were calculated based on the average of days payable outstanding (DPO) for invoices related to purchases of goods and services related to sales, which is 45 days.

6. Accrued expenses:

	December 31, 2015	Unaudited December 31, 2014
Accrued commissions	1,013	984
Accrued expenses	1,013	984

The accrued expenses relate to commissions on the sales of nitrates in South Korea.

7. Income Taxes:

	Unaudited Years ended December 31, 2015	 2014
Current income tax	-4,386	-4,263
Deferred income tax	1,889	1,889
Total income taxes	-2,497	-2,374

The current income tax is calculated based on the nominal tax rate applied to the operating income generated in the different countries by the UCB entities without taking into account any transfer pricing policy. For the operating income generated in Germany, the tax rate applied also includes the trade tax as charged by the local authority of Monheim. The weighted average nominal income tax rate for 2015 is 23.87% (2014: 24.00%).

15

Deferred taxes are calculated on the net book value of the intangibles as these intangibles are not accounted for in local statutory (tax) books.

8. Geographic information

Based on the location of the customers, net sales can be split out in following geographic markets:

	Unaudited	
	Years ended December 31,	
	2015	2014
Germany	1,270	1,467
Italy	4,814	5,706
Netherlands	3,702	3,208
Spain	3,076	4,443
Europe other	12,261	13,971
South Korea	5,815	5,116
Turkey	3,820	3,417
Mexico	349	147
Total net sales	35,108	37,476

Germany is considered as the domicile country since the German UCB affiliate was the contracting party for the acquisition transaction. The intangible with net book value of k€ 67,253 as per 31 December 2015 (k€ 74,777 as per 31 December 2014) is owned by the Nitrates Business located in Germany.

9. Approval carve-out financial statements:

Jean-Christophe Tellier (CEO UCB Group) and Detlef Thielgen (CFO UCB Group) approved these carve-out financial statements for the Nitrates Business for issue on 29 April 2016.

16

SCHEDULE B

Unaudited Pro Forma Consolidated Financial Statements for the year ended September 30, 2015 and the three months ended December 31, 2015

Merus Labs International Inc.
Unaudited Pro Forma Consolidated Statement of Financial Position
As at December 31, 2015
(Expressed in Canadian dollars)

						Merus Labs
	Merus Labs	UCB Nitrates	Pro Forma			International Inc.
	International Inc.	Portfolio	Adjustments	Reference		Consolidated

Assets

Current assets
Cash and cash equivalents	$43,599,373	$-	$(35,820,993)	3	(c)	$7,778,380
Short-term investments	3,350	-	-			3,350
Trade and other receivables	12,102,058	8,485,372	(8,485,372)	3	(b)	12,102,058
Inventories	6,716,515	3,252,276	(3,252,276)	3	(b)	6,716,515
Prepaid expenses	492,162	-				492,162
	62,913,458	11,737,648	(47,558,641)			27,092,465
Non-current assets
Property and equipment	115,932	-	-			115,932
Intangible assets	195,291,844	101,074,534	37,192,266	3	(a)	333,558,644
Total assets	$258,321,234	$112,812,182	$(10,366,375)			$360,767,041

Liabilities and Equity

Current liabilities
Operating line	$-	$-	$6,575,609	3	(c)	$6,575,609
Accounts payable and accrued liabilities	5,165,146	3,817,366	(3,817,366)	3	(b)	5,165,146
Income taxes payable	1,288,950	6,591,719	(6,591,719)	3	(b)	1,288,950
Derivative liabilities	578,479	-	-			578,479
Long term debt due within one year	15,494,049	-	7,280,709	3	(c)	22,774,758
	22,526,624	10,409,085	3,447,233			36,382,942
Non-current liabilities
Provisions	163,206	-	-			163,206
Long term debt	43,363,060	-	90,139,458	3	(c)	133,502,518
Preferred shares	9,947,730	-	-			9,947,730
Deferred income taxes	-	25,368,952	(25,368,952)	3	(b)	-
Total liabilities	76,000,620	35,778,037	68,217,739			179,996,396

Equity
Share capital	185,070,086	-	-			185,070,086
Equity reserve	37,772,419	77,034,145	(77,034,145)	3	(a)	37,772,419
Accumulated deficit	(62,186,634)	-	(1,549,968)	3	(d)	(63,736,602)
			-	3	(d)
Accumulated other comprehensive income	21,664,743	-	-			21,664,743
Total equity	182,320,614	77,034,145	(78,584,113)			180,770,646
Total liabilities and equity	$258,321,234	$112,812,182	$(10,366,375)			$360,767,041

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended December 31, 2015
(Expressed in Canadian dollars)

						Merus Labs
	Merus Labs	UCB Nitrates	Pro Forma			International Inc.
	International Inc.	Portfolio	Adjustments	Reference		Consolidated

Revenues	$15,925,851	$12,883,677	$-			$28,809,528
Cost of goods sold	4,484,811	4,522,946	-			9,007,757
Gross margin	11,441,040	8,360,731	-			19,801,771

Operating expenses:
Selling and marketing	1,392,556	974,420	-			2,366,976
General and administrative	1,513,209	674,936	-			2,188,145
Share-based compensation	1,092,173	-	-			1,092,173
Acquisition costs	352,319	-	-	3	(d)	352,319
Amortization of intangible assets	7,356,701	2,747,953	(2,747,953)	3	(e)	9,661,148
			2,304,447	3	(e)
Depreciation	3,854	-	-			3,854
Foreign exchange gains	(570,697)	-	-			(570,697)
	11,140,115	4,397,309	(443,506)			15,093,918

Operating income	300,925	3,963,422	443,506			4,707,853

Interest expense, net	947,629	-	1,340,925	3	(f)	2,288,554
Derivative losses	136,872	-	-			136,872
Investment income	(117)	-	-			(117)

(Loss) income before income taxes	(783,459)	3,963,422	(897,419)			2,282,544

Income tax expense	131,561	1,248,500	(1,043,542)	3	(g)	336,519

Net loss (income) for the period	$(915,020)	$2,714,922	$146,123			$1,946,024

Earnings per share
Basic						$0.02
Diluted						$0.02

Weighted average number of common shares outstanding - basic						102,372,965
Weighted average number of common shares outstanding - diluted						102,372,965

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

Merus Labs International Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended September 30, 2015
(Expressed in Canadian dollars)

	Merus Labs	UCB Nitrates
	International Inc.	Portfolio				Merus Labs
	October 1, 2014 -	January 1 -	Pro Forma			International Inc.
	September 30, 2015	December 31, 2015	Adjustments	Reference		Consolidated

Revenues	$48,958,425	$50,039,006	$-			$98,997,431
Cost of goods sold	7,535,124	17,565,286	-			25,100,410
Gross margin	41,423,301	32,473,721	-			73,897,022

Operating expenses:
Sales and marketing	2,384,833	3,785,977	-			6,170,810
General and administrative	8,937,014	2,621,388	-			11,558,402
Acquisition costs	-	-	407,078	3	(d)	407,078
Amortization of intangible assets	25,184,970	10,672,794	(10,672,794)	3	(e)	34,402,757
			9,217,787	3	(e)
Depreciation	15,591	-	-			15,591
Foreign exchange gains	(1,294,980)	-	-			(1,294,980)
	35,227,428	17,080,159	(1,047,929)			51,259,657

Operating income	6,195,873	15,393,562	1,047,929			22,637,364

Interest expense, net	5,975,357	-	2,905,666	3	(f)	10,023,913
			1,142,890	3	(d)
Derivative losses	1,535,920	-	-			1,535,920
Investment expense	1,769	-	-			1,769

(Loss) income before income taxes	(1,317,173)	15,393,562	(3,000,627)			11,075,762

Income tax expense (recovery) - current	62,824	4,994,000	(4,089,148)	3	(g)	967,676
- deferred	(1,142,118)	-	-			(1,142,118)

Net (loss) income for the year	$(237,879)	$10,399,562	$1,088,521			$11,250,204

Earnings per share
Basic						$0.12
Diluted						$0.12

Weighted average number of common shares outstanding - basic						90,060,403
Weighted average number of common shares outstanding - diluted						90,060,403

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

1.	Acquisition of Elantan®, Isoket® and Deponit®

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries ("Merus" or the “Company”), operate in Canada and Europe. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

On February 4, 2016, the Company entered into an agreement with UCB to acquire rights to Elantan®, Isoket® and Deponit® (the "UCB Nitrates Portfolio") in Europe and select other markets (the "Acquisition"). These products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The rights were acquired for a one-time cash payment of €92 million (approx. $138 million) at the date of the transaction closing. The acquisition was funded with cash-on-hand and a new Euro-denominated five year term debt facility.

Debt Refinancing

On February 1, 2016, in conjunction with above noted acquisition the Company refinanced its existing senior secured debt facility with a new Euro-denominated facility (“Debt Facility”). The Debt Facility was advanced under an amendment and restatement to the Company's existing credit agreement. Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, comprising of a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million. The Debt Facility has a five year term at an initial coupon rate of 4.5% per annum, decreasing as the Company de-leverages, and principal repayments of approximately $8.5 million per quarter and monthly interest payments.

All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries. The Company converted the outstanding debt owing under the original credit agreement entered into in September 2014 into the Debt Facility at February 1, 2016.

2.	Basis of Presentation

The unaudited pro forma consolidated financial statements of the Company have been prepared by management. In the opinion of management, the pro forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described above.

The unaudited pro forma consolidated financial statements of the Company have been compiled from the following financial information:

•	Audited financial statements of Merus for the year ended September 30, 2015;

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

•	Unaudited financial statements of Merus as of and for the three months ended December 31, 2015;
•	Unaudited carve out financial information for Elantan®, Isoket® and Deponit® for the period October 1, 2015 to December 31, 2015;
•	Audited carve out financial statements of Elantan®, Isoket® and Deponit® for the year ended December 31, 2015.

The unaudited pro forma consolidated balance sheet has been prepared as if the acquisition of Elantan®, Isoket® and Deponit® and the associated financing for the acquisition occurred on December 31, 2015. The unaudited pro forma consolidated income statements have been prepared as if the transactions described in Note 1, and the associated financing, had occurred on October 1, 2014. The unaudited pro forma consolidated financial statements are not intended to reflect the financial position or performance of the Company that would have actually resulted had the proposed transactions described in Note 1 and other pro forma adjustments occurred as assumed. Further, these unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or performance that may be attained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the financial information referred to above.

3.	Pro Forma Consolidated Adjustments

The unaudited pro forma consolidated financial statements incorporate the following assumptions:

(a) The Acquisition is considered to be a business combination under IFRS 3 with the Merus as the acquirer and the acquired rights to Elantan®, Isoket® and Deponit® in Europe and select other markets as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the Acquisition date.

The preliminary purchase price allocation to the following identifiable assets is based on their estimated fair values:

Net Assets Acquired:

Product rights	$138,266,800

Total	$138,266,800

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Consideration Comprised of:

Cash	$138,266,800

Total	$138,266,800

The purchase consideration was measured using a EUR/CA$ rate of 1.5029, which reflects the rate as of December 31, 2015.

The above allocation of the purchase price is preliminary. The Company is continuing to assess and review the fair value of net assets acquired pursuant to the acquisition and finalize the associated purchase price accounting. As a result, the final allocation of the purchase price could vary significantly from the amounts used in the unaudited pro forma consolidated financial statements. As part of the above allocation of the purchase price, the balance in the net equity section of the Elantan®, Isoket® and Deponit® audited carve out balance sheet as at December 31, 2015 of $77,034,145 has been eliminated.

(b) The unaudited pro forma consolidated balance sheet has been adjusted to eliminate the historical cost of assets and liabilities recorded by UCB. As described in Note (a), the Company is continuing to finalize the valuation of assets acquired pursuant to the Elantan®, Isoket® and Deponit® acquisition. The following table details the assets and liabilities not acquired as part of the Acquisition:

Net assets not acquired

Accounts receivable	$8,485,373
Inventory	3,252,276
Accounts payable and accrued liabilities	(3,817,366)
Income taxes payable	(6,591,719)
Deferred income taxes	(25,368,952)

Total net assets not acquired	$(24,040,388)

(c) The acquisition of Elantan®, Isoket® and Deponit® from UCB was financed using a mixture of bank facilities and cash on hand. The following table details the sources and uses of the funds:

Sources of funds

Amended and Restated Credit Facility (revolving and term facilities)	$166,575,609
Cash on hand	35,820,993

Total	$202,396,602

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

Uses of funds

Purchase consideration for Elantan®, Isoket® and Deponit®	$138,266,800
Retirement of existing Senior Secured Facility	60,000,000
Debt issuance costs	3,722,724
Acquisition costs	407,078

Total	$202,396,602

The sources of funds has been measured using an exchange rate of 1.5029 EUR/CA$, which reflects rates as of December 31, 2015.

(d) The Company will treat the financing described above as an extinguishment of the Company’s existing Senior Secured Facility in accordance with IAS 39 and will expense the remaining unamortized financing costs described below. As at December 31, 2015 the Senior Secured Facility had a face value of $60,000,000 and a carrying value of $58,857,109 in the financial statements of the Company. The difference of $1,142,891 between the face value of the debt and the carrying value of the debt represents the unamortized portion of transaction costs incurred upon issuance of the credit facilities. Transaction costs associated with the Senior Secured Facility have been included as a reduction to the carrying amount of the liability and are amortized through interest and accretion expense using the effective interest rate method in the financial statements of the Company. The unaudited pro forma balance sheet includes adjustments to: (i) eliminate the carrying amount of the Senior Secured Facility of $58,857,109; (ii) recognize a write-off of unamortized carrying costs of $1,142,891 to retained earnings; (iii) reflect the issuance of a new Amended and Restated Credit Facility, net of estimated debt issuance costs as detailed in the table below; and (iv) recognize an expense of $407,078 to retained earnings to account for the portion of the financing that was used to pay for acquisition related costs.

The following table details the carrying value of debt included as an adjustment to the unaudited pro forma consolidated balance sheet:

Carrying value of long-term debt

Bank facilities	$166,575,609
Less: debt issuance costs	(3,722,724)

Total	$162,852,885

(e) The unaudited pro forma consolidated income statement for the three months ended December 31, 2015 and for the year ended September 30, 2015 include adjustments to decrease amortization expense by $2,747,953 and $10,672,794, respectively, representing the amortization of intangible assets recorded by UCB. The statements also include adjustments to increase amortization expense by $2,304,447 and $9,217,787. These adjustments represents the amortization that Merus would have recognized in each period assuming that the acquired product rights detailed in Note 3(a) of $138,266,800 were amortized over a period of 15 years. As discussed in note (a) above, the Company is continuing to assess and review the fair value of net assets acquired pursuant to the Acquisition and finalize the associated purchase price accounting including the valuation of intangible assets acquired. As part of the valuation the Company will also determine the useful life of each of the products acquired. As a result, the actual amortization expense recognized by the Company could vary significantly from the amounts used in the unaudited pro forma consolidated financial statements.

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

(f) The unaudited pro forma consolidated income statements for the three months ended December 31, 2015 and for the year ended September 30, 2015 include adjustments to increase interest and accretion expense to reflect the impact of the Amended and Restated Credit Facility referred to in note 3(c) above. For the purposes of the unaudited pro forma consolidated income statements it is assumed that Amended and Restated Credit Facility became effective on October 1, 2014.

(g) The unaudited pro forma consolidated income statement for the three months ended December 31, 2015 and the year ended September 30, 2015 include adjustments to decrease income taxes by $1,043,542 and $4,089,148, respectively. These adjustments reflect the assumption that: (i) the products acquired from UCB would have been subject to Merus’ effective tax rate; and (ii) the net pro forma adjustments would reduce taxable income in Merus.

The following table details the impact of the assumptions noted:

	Three months ended December 31, 2015	Year ended September 30, 2015

Elantan®, Isoket® and Deponit® income before recovery of income taxes	$3,963,422	$15,393,562
Impact to net income before tax of pro forma adjustments	(897,419)	(1,857,737)
Net impact of acquisition to net income before tax	3,066,003	13,535,825
Income tax expense at the Merus' effective tax rate (6.7%)	204,958	904,852
Reversal of reported income tax expense	(1,248,500)	(4,994,000)
Total tax adjustments	$(1,043,542)	$(4,089,148)

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

4.	Presentation and Translation of UCB Nitrates Portfolio Income Statements

Certain reclassifications were recorded to adjust the presentation of the UCB Nitrates Portfolio’s statements of income to align with the manner in which the Company presents its consolidated statement of operations.

The following table presents a reconciliation of the UCB Nitrates Portfolio statement of income for the three months ended December 31, 2015 and translates this statement from Euros to Canadian dollars at an average exchange rate of 1.4609:

	UCB Nitrates	UCB Nitrates	UCB Nitrates	UCB Nitrates
	Portfolio	Portfolio	Portfolio	Portfolio
	as presented	reallocations	reclassified	translated to CAD
Revenues	€8,819,000	€-	€8,819,000	$12,883,677
Cost of goods sold	4,977,000	(1,881,000)	3,096,000	4,522,946
Gross margin	3,842,000	1,881,000	5,723,000	8,360,731

Operating expenses:
Sales and marketing	667,000	-	667,000	974,420
General and administrative	439,000	23,000	462,000	674,936
Amortization of intangible assets	-	1,881,000	1,881,000	2,747,953
Depreciation	-	-	-	-
Research and development expenses	23,000	(23,000)	-	-
Foreign exchange gains	-	-	-	-
	1,129,000	1,881,000	3,010,000	4,397,309

Operating income	2,713,000	-	2,713,000	3,963,422

Income before income taxes	2,713,000	-	2,713,000	3,963,422

Income tax expense (recovery) - current	624,250	-	624,250	1,248,500
- deferred	-	-	-	-

Net income for the year	€2,088,750	€-	€2,088,750	$2,714,922

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

The following table presents a reconciliation of the UCB Nitrates Portfolio statement of income for the year ended December 31, 2015 and translates this statement from Euros to Canadian dollars at an average exchange rate of 1.4185:

	UCB Nitrates	UCB Nitrates	UCB Nitrates	UCB Nitrates
	Portfolio	Portfolio	Portfolio	Portfolio
	as presented	reallocations	reclassified	translated to CAD
Revenues	€35,276,000	€-	€35,276,000	$50,039,006
Cost of goods sold	19,907,000	(7,524,000)	12,383,000	17,565,286
Gross margin	15,369,000	7,524,000	22,893,000	32,473,721

Operating expenses:
Sales and marketing	2,669,000	-	2,669,000	3,785,977
General and administrative	1,755,000	93,000	1,848,000	2,621,388
Amortization of intangible assets	-	7,524,000	7,524,000	10,672,794
Depreciation	-	-	-	-
Research and development expenses	93,000	(93,000)	-	-
Foreign exchange gains	-	-	-	-
	4,517,000	7,524,000	12,041,000	17,080,159

Operating income	10,852,000	-	10,852,000	15,393,562

Income before income taxes	10,852,000	-	10,852,000	15,393,562

Income tax expense (recovery) - current	2,497,000	-	2,497,000	4,994,000
- deferred	-	-	-	-

Net income for the year	€8,355,000	€-	€8,355,000	$10,399,562

Merus Labs International Inc.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

5.	Translation of UCB Nitrates Portfolio Balance Sheet

The following table presents a reconciliation of the UCB Nitrates Portfolio balance sheet at December 31, 2015 and translates these statements from Euros to Canadian dollars at an exchange rate of 1.5029:

	UCB Nitrates	UCB Nitrates
	Portfolio	Portfolio
	as presented	translated to CAD
Assets
Current assets
Cash and cash equivalents	€-	$-
Short-term investments	-	-
Trade and other receivables	5,646,000	8,485,372
Inventories	2,164,000	3,252,276
Prepaid expenses	-	-
	7,810,000	11,737,648
Non-current assets
Property and equipment	-	-
Intangible assets	67,253,000	101,074,534

Total assets	€75,063,000	$112,812,182

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities	2,540,000	3,817,366
Income taxes payable	4,386,000	6,591,719
Derivative liabilities	-	-
Long term debt due within one year	-	-
	6,926,000	10,409,085
Non-current liabilities
Provisions	-	-
Long term debt	-	-
Preferred shares	-	-
Deferred income taxes	16,880,000	25,368,952
Total liabilities	23,806,000	35,778,037

Equity
Share capital	-	-
Equity reserve	51,257,000	77,034,145
Accumulated deficit	-	-
Accumulated other comprehensive income	-	-
Total equity	51,257,000	77,034,145
Total liabilities and equity	€75,063,000	$112,812,182